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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               PRIZE ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74267L106
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                                 (CUSIP Number)

                                 PHILIP B. SMITH
                          20 E. 5TH STREET, SUITE 1400
                              TULSA, OKLAHOMA 74103
                                 (918) 587-5816
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               - with copies to -

                                 ROBERT A. CURRY
                                CONNER & WINTERS
                           A PROFESSIONAL CORPORATION
                             3700 FIRST PLACE TOWER
                                15 E. 5TH STREET
                           TULSA, OKLAHOMA 74103-4344
                                 (918) 586-5711

                                 MARCH 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                       PAGE 2

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
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           PHILIP B. SMITH
-------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                            (b) [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (See Instructions)                                                                    OO
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
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      NUMBER OF         7     SOLE VOTING POWER                                                           1,471,045
       SHARES           -------------------------------------------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER                                                               -0-
    OWNED BY EACH       -------------------------------------------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER                                                      1,471,045
      PERSON            -------------------------------------------------------------------------------------------
       WITH             10    SHARED DISPOSITIVE POWER                                                          -0-
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                   1,471,045
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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)                   [ ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                                  11.1%*
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   14      TYPE OF REPORTING PERSON (See Instructions)                                                           IN
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

* Assumes the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock of the Company and the purchase by the Company of 1,346,482 of such shares of Common Stock.



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                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE 3

     This Amendment No. 1 amends the Schedule 13D originally filed on February 17, 2000 (the "Schedule 13D"), by Philip B. Smith and relates to shares of common stock, par value $.01 per share ("Common Stock"), of Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3500 William D. Tate, Suite 200, Grapevine, Texas 76051. Capitalized terms used without definition in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D. Use of the words "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 1.

ITEM 1.  SECURITY AND ISSUER

     No modification.

ITEM 2.  IDENTITY AND BACKGROUND

     No modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

     On March 31, 2000, a change in the percentage ownership of the Reporting Person occurred solely as a result of the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock and the purchase by the Company of 1,346,482 of such shares of Common Stock. Therefore, no funds or consideration were expended by the Reporting Person.

ITEM 4.  PURPOSE OF THE TRANSACTION

     No modification.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Parts (a) and (b) of Item 5 of the Schedule 13D are hereby replaced in their entirety as follows:

     (a) and (b) The Reporting Person is the beneficial owner of 1,471,045 shares of Common Stock (the "Shares"), which represent 11.1% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote and dispose of the Shares. Of the Shares: (i) 356,257 are held by the Reporting Person in his individual capacity; (ii) 84,134 are held by the Reporting Person in his capacity as trustee of the Scott C. Smith Irrevocable Trust, of which the principal beneficiary is the son of the Reporting Person; (iii) 84,134 are held by the Reporting Person in his capacity as trustee of the Laura L. Smith Irrevocable Trust, of which the principal beneficiary is the



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                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE 4

daughter of the Reporting Person; and (iv) 946,520 are issuable upon exercise of stock options which are currently exercisable at an exercise price of $7.84 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No modification.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     No modification.


                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 6, 2000                    /s/ Philip B. Smith
                                        -----------------------------------
                                        Philip B. Smith



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than the executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).